Exhibit 12.01

NSP-MINNESOTA AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands of dollars)

	Year ended Dec. 31,
	2008	2007	2006	2005	2004
Earnings as defined:
Pretax income from continuing operations	$463,377	$449,327	$399,916	$349,527	$324,887
Add: Fixed charges	240,539	211,660	176,169	158,352	150,610
Earnings as defined	$703,916	$660,987	$576,085	$507,879	$475,497
Fixed charges:
Interest charges	$198,369	$186,293	$165,381	$150,261	$142,147
Interest component of leases	42,170	25,367	10,788	8,091	8,463
Total fixed charges	$240,539	$211,660	$176,169	$158,352	$150,610
Ratio of earnings to fixed charges	2.9	3.1	3.3	3.2	3.2